

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Qiang Ding
Chief Executive Officer
Intchains Group Limited
c/o Building 16, Lane 999,
Xinyuan South Road, Lin-Gang Special Area,
Pudong, Shanghai, 201306,
People's Republic of China

Re: Intchains Group Limited
Registration Statement on Form F-3
Filed May 31, 2024
File No. 333-279865

Dear Qiang Ding:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed May 31, 2024

General

1. We note the securities referenced in the filing fee table exhibit do not match the securities referenced on the cover page. Please revise to ensure consistency. Please also ensure Exhibit 5.1 covers the securities being registered.

Exhibits

2. Counsel should opine that the Selling Securities currently "are" (as opposed to "will be") validly issued, fully-paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19. Please revise Exhibit 5.1 accordingly.

3.   The consent filed as Exhibit 23.3 refers to the registration statement as an "annual report" and identifies an incorrect filing date. Please revise and refile the consent.

4.   Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to Questions 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

5.   Please revise your exhibit index to include a statement of eligibility of trustee for the indenture. Refer to Item 601(b)(25) of Regulation S-K. If you wish to designate the trustee on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, additionally indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, refer to Questions 206.01 and 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ning Zhang, Esq.